KIRKLAND LAKE GOLD ANNOUNCES DETAILS OF FOURTH QUARTER AND FULL YEAR 2019 CONFERENCE CALL AND WEBCAST

Toronto, Ontario - February 7, 2020 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) today announced that the Company will release its financial and operating results for the fourth quarter and full year 2019 after the market close on Wednesday, February 19, 2020, Eastern Time ("ET"). The Company will then host a conference call to review the results on Thursday, February 20, 2020 at 7:30 am ET. Those wishing to join the call can do so using the telephone numbers listed below. The call will also be webcast and available on the Company's website at www.klgold.com.

Date: Thursday, February 20, 2020, 7:30 am ET
Conference ID: 3176967
Toll-free number: (833) 241-7254
International callers: (647) 689-4218
Webcast url: https://event.on24.com/wcc/r/2152312/C7CA1F26C1E84F688BEA79BA11137F0B

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 974,615 ounces in 2019, with current production guidance for 2020 of 950,000 - 1,000,000 ounces (excluding the impact of Detour Gold Corporation). The production profile of the Company is anchored by two high-grade, low-cost operations, including the Macassa Mine located in Northern Ontario and the Fosterville Mine located in the state of Victoria, Australia. On January 31, 2020, the Company completed the acquisition of Detour Gold Corporation, adding the Detour Lake open-pit mining operation to its portfolio. In 2019, Detour Lake produced 601,566 ounces of gold. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.klgold.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884

E-mail: tmakuch@klgold.com

Mark Utting, Vice President, Investor Relations
Phone: +1 416-840-7884

E-mail: mutting@klgold.com